UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

01741R102

(CUSIP Number)

Kevin R. Evanich, P.C., Kirkland & Ellis LLP,

200 East Randolph Drive, Chicago, IL 60601 (312) 861-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01741R102	13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Richard P. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,338,871 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 6,338,871 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,338,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

Item 5 of the Statement on Schedule 13D dated August 21, 1996, as amended, is hereby further amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a) - (b)	At the date of this Amendment No. 7, Mr. Simmons has sole voting and dispositive power with respect to 6,338,871 shares of ATI Common Stock, representing approximately 6.7% of the total number of the issued and outstanding shares of ATI Common Stock (based on information contained in the Form 10-Q Quarterly Report of ATI for the quarter ended June 30, 2004). Included in these shares of ATI Common Stock are 3,026 shares that are issuable upon exercise of stock options granted to Mr. Simmons pursuant to ATI incentive plans. The options are exercisable within 60 days after the date of this Amendment No. 7.

(c)	The following transactions were effected by Mr. Simmons since April 29, 2004, through brokers’ transactions on the New York Stock Exchange.

Trade Date	Amount of Securities	Avg. Price per Share
June 28, 2004	3,800	$17.6187
June 29, 2004	305,800	$18.1171
June 30, 2004	17,800	$18.2612
July 14, 2004	72,600	$18.3517
July 20, 2004	100,000	$18.525
September 1, 2004	25,000	$19.00
September 2, 2004	16,300	$19.05
September 3, 2004	95,000	$19.1527
September 7, 2004	163,700	$19.4104

(d)	Not applicable.

(e)	Not applicable.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2004

/s/ Richard P. Simmons
Richard P. Simmons

Page 4 of 4 Pages